July 28, 2009

Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Old Mutual Absolute Return Fund, L.L.C. ("ARF"), Old Mutual Absolute Return Institutional Fund, L.L.C. ("ARIF"), Old Mutual Emerging Managers Fund, L.L.C. ("EMF") and Old Mutual Emerging Managers Institutional Fund, L.L.C. ("EMIF") (collectively, the "Feeder Funds") and Old Mutual Absolute Return Master Fund, L.L.C. and Old Mutual Emerging Managers Master Fund, L.L.C. (together, the "Master Funds," and together with the Feeder Funds, the "Funds")

Dear Ms. DiAngelo:

As a follow up to our discussion on June 29, 2009 regarding certain regulatory filings made by the Funds, we confirm the following:

o In response to your comment, we have informed the Funds' auditor, Rothstein Kass, & Company, P.C. ("Rothstein"), that the internal control reports that are filed along with each of the Fund's N-SARs should be addressed to both the Board of Managers and the members of the Fund. Rothstein has confirmed that the reports will be addressed in such a manner in the future.
o In response to your comment, the Funds' administrator, SEI Investment Global Funds Services (the "Administrator"), who files the Funds' N-SARs on EDGAR, will ensure that, going forward, the name of the Funds' auditor does not drop off when the auditor's internal control letter is filed on EDGAR as an exhibit to the N-SAR.
o In response to your comment, we will include, for each of the Funds, footnotes to Items 4 (b), (c) and (d) of the N-CSR explaining the services provided by Rothstein to the Fund. We will include these footnotes in the N-CSR filings for the fiscal year ending March 31, 2010.
o In response to your comment, we will add more specificity to the description of the compensation of the Funds' portfolio managers, as required by Item 8(a)(3) of Form N-CSR. This change will be made in the N-CSR filings for the fiscal year ending March 31, 2010.
o In response to your comment, we will include the information required under Instruction 4(d) to Item 24 of Form N-2 if there is any change in the Funds' auditor in the future.
o In response to your comment, we will include a footnote to the board and officers chart in the N-CSR noting the address of the Funds' board and officers, as required by Instruction 4(e) to Item 24 of Form N-2. This update will be made in the next N-CSR filing.
o In response to your question, we note that Instruction 4(f) to Item 22 of Form N-2 is not relevant to the Funds because the Funds do not have a Statement of Additional Information.
o As per your comment, we will include any cash held in any money market mutual funds in the Schedule of Investments for each of the Master Funds in all future filings.
o In response to your comment, we will add the following underlined language to the expense cap language in the Notes to Financial Statements to mirror the revised language you suggested in the Feeder Funds' registration statements: "Reimbursement will be made as promptly as possible but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation IN EFFECT AT THE TIME OF REIMBURSEMENT." This update will be made in the next N-CSR filing.
o In response to your question, we confirm that no single item included under Other Expenses in the Statement of Operations for the Master Funds, ARF and EMF was greater than 5% of its total expenses. However, for ARIF and EMIF, the printing expense included under Other Expenses was greater than 5% of those funds' total expenses. Going forward, all expenses included in Other Expenses in the Statements of Operations of the Funds that exceed 5% of total expenses will be included as a separate line item in the Statement of Operations.
o In response to your comment, the Feeder Funds' Expense Limitation and Reimbursement Agreements will be filed as exhibits to the Feeder Funds' registration statements.
o In response to your question, the Net unrealized appreciation/depreciation on investments line item in the Master Funds' Statements of Assets and Liabilities is not simply calculated by subtracting cost from market value because certain sales of interests in Portfolio Funds were reflected as a top side adjustment in the Funds' 2008 audited financials but the Administrator did not book the sale on their accounting system until April 1, 2008. Therefore, the characterization of the realized gains/loss from the sales were recorded in the Funds' 2009 audited financials.
o As per your suggestion, we will add the narrative disclosure regarding side pockets that is currently included in the Feeder Funds' prospectuses in the Master Funds' Notes to Financial Statements. This update will be made in the next N-CSR filing.
o In response to your comment, we confirm that the Funds' investment adviser wired a total of $2,580,093 into the Feeder Funds on July 10, 2009. As a result, each Feeder Fund's Statement of Assets and Liabilities as of May 31, 2009 shows no receivable from the investment adviser.

We acknowledge that:

o the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Ross Weissman
--------------------------------
Ross Weissman
Chief Financial Officer
Old Mutual Absolute Return Fund, L.L.C.
Old Mutual Absolute Return Fund, L.L.C.
Old Mutual Absolute Return Institutional Fund, L.L.C.
Old Mutual Emerging Managers Fund, L.L.C.
Old Mutual Emerging Managers Institutional Fund, L.L.C.
Old Mutual Absolute Return Master Fund, L.L.C.
Old Mutual Emerging Managers Master Fund, L.L.C.